Eurotunnel Group
Cheriton Parc
Cheriton High Street
Folkestone
Kent CT19 4QS
United Kingdom

Tel: 01303 273300
Fax: 01303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

9 February 2004

Dear Sirs,

82-3000 82-2999

RE : Eurotunnel PLC ~~(82-2999)~~/Eurotunnel SA ~~(82-3000)~~: Rule 12g3 – 2 (b) under Securities Exchange Act, 1934

I enclose the following:

- Eurotunnel 2003 preliminary results.
- Press release 'Eurotunnel proposes radical changes to cross-Channel rail industry'.

Yours faithfully,

D Leonard
Secretary

dlw 2/19

04 FEB 18 AM 7:21

Embargo: Not for release before 0700 (UK time) on Monday, 9 February 2004

Eurotunnel proposes radical changes to cross-Channel rail industry

Eurotunnel has made proposals to the UK and French Governments and its industry partners which seek to address the structural problems faced by the cross-Channel rail industry.

The cross-Channel rail industry currently suffers from under-utilisation of expensive infrastructure, financial losses and conflicting contractual relationships. In particular the high level of access charges paid by rail companies for the use of the Channel Tunnel is holding back traffic growth. Eurotunnel's current financial structure leaves it with no scope to reduce these charges unilaterally.

Eurotunnel has conducted a detailed analysis of the industry for over a year in order to identify solutions for the complex issues underlying the industry's difficulties. The key elements of any solution must include the alignment of the interests of the cross-Channel operators and clear incentives to increase traffic through the Tunnel, within a stable financial structure.

Eurotunnel is proposing to significantly reduce access rates for train operators in a manner which will align the incentives of the cross-Channel operators and reduce their costs. This should enable Eurostar to increase its traffic to existing destinations and would assist the introduction of new destinations such as Amsterdam. Lower Tunnel access rates will also considerably increase the size of the economically viable cross-Channel rail freight market. The reduced access rates should therefore be partly compensated for by increased traffic.

To achieve these access charge reductions, Eurotunnel requires a more stable financial structure, which would involve a significant reduction in the amount of its debt and interest payments, as well as an extension of debt maturities. Eurotunnel and its advisers have developed a series of detailed proposals to meet these objectives. Eurotunnel now expects constructive engagement with its industrial and financial partners.

Eurotunnel is seeking to reach agreement in principle during 2004 with implementation in 2005. However, the issues are complex and there can be no assurance as to the eventual outcome at this stage.

Announcing the proposals, Richard Shirrefs, Eurotunnel Chief Executive said:
"The £10 billion cost of the Channel Tunnel was financed entirely by the private sector. In addition, taxpayers have directly or indirectly put around £15 billion into the infrastructure surrounding the Tunnel. However, traffic growth for Eurostar and rail freight is strangled by high tunnel access charges and we have too much debt to reduce them unilaterally. Taxpayers are not getting the benefit they should for their money and Eurotunnel's shareholders have seen a substantial loss on their investment."

more follows/...

"To enable reductions in Tunnel access charges, we need a definitive solution which improves our profitability and gets our financing onto a sensible and sustainable basis once and for all. The solution must also align the incentives for the cross-Channel operators to promote growth in rail passenger and freight volumes, and so bring wider economic and environmental benefits. The issues are not simple but a successful outcome would provide benefits to all stakeholders, including our shareholders."

Charles Mackay, Eurotunnel Chairman said:
"10 years after opening, it is clear that the contractual and financial arrangements originally put in place for the cross-Channel rail industry have failed to create an environment where the Channel Tunnel can realise its full potential. It took courage, imagination and real political will to build the Channel Tunnel. We need a little more of each to finally get the most out of one of the great engineering triumphs of the 20th century."

- END -

Notes to Editors:

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted on the London, Paris and Brussels Stock Exchanges.

The Treaty of Canterbury which set the original ambitious objectives for the Tunnel stated that the Tunnel should *"greatly improve communications between the United Kingdom and France and give fresh impetus to relations between the two countries, ... contribute to the development of relations and exchanges between the Member states of the European Communities and more generally between European States ...."*

The changes to the access rates will have no effect on the prices expected to be charged by Eurotunnel's shuttle businesses to its passenger and truck customers.

Media enquiries:

Kevin Charles, Eurotunnel, tel: + 44 (0) 1303 288728
Giles Croot, Brunswick Group, tel: + 44 (0) 20 7404 5959

Investor enquiries:

Xavièr Clément, Eurotunnel, tel: + 33 1 55 27 36 27

News release no. 874

EMBARGO: Not for release before 0700 hours (UK time) on Monday, 9 February 2004

04 FEB 10 7:21

EUROTUNNEL 2003 PRELIMINARY RESULTS

Market leadership strengthened in a tough year

Eurotunnel proposes radical changes to cross-Channel rail industry

Significant progress on strategic initiatives

* Proposals made to UK and French Governments and industry partners to address structural problems of cross-Channel rail industry
* New rail freight service planned for early 2005
* New intermodal rail freight terminal to open in 2005

Market position strengthened

* Truck volumes up 4%; two-point gain in market share to 43%
* Car market share maintained at 47%
* Coach market share up four points to 36%
* Excellent quality of service

Financial results

* Operating revenue down 5% and shuttle revenue down 11% as anticipated at the half-year
* Operating costs held stable
* Operating profit £170 million
* Average interest charge of 4.9%
* Debt reduced by £155 million in 2003
* Net loss before impairment charge £34 million
* Impairment charge of £1.3 billion

Eurotunnel, operator of the Channel Tunnel, today announced its preliminary results for the year-ended 31 December 2003.

Richard Shirrefs, Chief Executive, said:

"2003 was a tough year with poor market conditions and intense price competition. Our excellent service quality enabled us to strengthen our market share, whilst a constant focus on improving efficiencies in the business enabled us to hold our costs stable. We are also pleased to see the recent improvement in passenger numbers from Eurostar. We reduced our debt by a further £155 million, bringing the total debt reduction since the 1998 financial restructuring to £1.2 billion.

"This time last year we said that Governments, the Railways and Eurotunnel needed to work together to increase traffic. To achieve this, the structural problems of the cross-Channel rail industry, including under-utilisation of expensive infrastructure, financial losses of all the operators, and conflicting contractual relationships, need to be addressed.

"We have made proposals to the UK and French Governments and our industry partners which seek to stimulate growth in rail passenger and rail freight volumes, improve our profitability, and get our financing onto a sensible and sustainable basis once and for all."

Profit and Loss Account	*2003*	*2002*	*2003/2002*	*2002*
£ million	Actual	Restated	% Change	Reported
Exchange rate £/€	1.435	1.435		1.573
Shuttle Services	309	349	-11%	333
Railways	232	227	+2%	217
Transport activities	**541**	**576**	-6%	**550**
Non-transport activities	25	21	+20%	20
Operating revenue	**566**	**597**	-5%	**570**
Other income	18	12		11
Total turnover	**584**	**609**	-4%	**581**
Cost of sales	(9)	(2)		
Operating costs	(259)	(259)	0%	(247)
Operating margin	**316**	**348**	-9%	**334**
Depreciation and provisions	(146)	(141)		(140)
Operating profit	**170**	**207**	-18%	**194**
Interest	(318)	(311)		(299)
Underlying loss	**(148)**			**(105)**
Exchange losses	(1)			(21)
Exceptional profit	115			428
Net loss before impairment charge	**(34)**			**302**
Impairment charge	(1300)			
Net loss after impairment charge	**(1334)**			

To make a valid comparison between 2003 and 2002 in this analysis, the operating results for 2002 have been restated at the exchange rate used for the preparation of the 2003 results (£1=€1.435) as set out in the tables.

Turnover

Operating revenue fell by 5% to £566 million. Revenue from Shuttle Services fell by 11% to £309 million at constant exchange rates, principally due to the impact of lower average yields from the truck and car businesses, which offset increased carryings in the truck business. Railways revenue increased slightly to £232 million as a result of inflation, and remains protected until November 2006 by Minimum Usage Charge payments under the Rail Usage Contract.

Revenue of £25 million was generated from non-transport activities in 2003, including retail and telecoms revenues, and proceeds of £7 million from the sale of land in the UK.

Other income of £18 million largely comprised the release of provisions for large-scale maintenance. The increase in this non-cash item offsets increased operating costs during 2003 relating to the mid-life refit of the Shuttle fleet.

Operating profit

The operating profit of £170 million was down 18%. Operating costs were stable at £259 million, with increases in insurance premiums and maintenance costs relating to the mid-life refit of the Shuttle fleet offset by cost reductions including lower energy costs. The increase in cost of sales reflects the value of land stocks disposed of during the year.

At £146 million, depreciation and provisions increased by £5 million compared to 2002 as a result of higher Tunnel depreciation charges.

Net result

The net result before impairment charge was a loss of £34 million.

Net interest costs in 2003 were £318 million, reflecting an average interest rate of 4.9%. The increase compared to 2002 reflects a £17 million non-recurring reduction to 2002 interest charges as a result of financial operations concluded during that year. The reduction in 2003 interest charges resulting from debt repurchases, contributed to an underlying improvement of £10 million in the interest charge for 2003 compared to 2002.

The exceptional profit of £115 million comprised the profit arising from three UK leasing company acquisitions, and the profit generated from the repurchase of debt at a substantial discount to face value with the cash proceeds of such transactions.

The valuation of the Group's assets has been carried out in accordance with IAS36 (equivalent to FRS11) which compares the net book value of assets with the discounted future value of cash flows. The result of this valuation is an impairment charge of £1.3 billion. The application of this standard at 31 December 2003 gives rise to a value in use £1.3 billion lower than the net book value of assets. This impairment charge reflects lower projected cash flows in the light of the 2003 results and the consequences of these lower projected cash flows on the sustainable level of debt, together with higher market interest rates.

The impairment charge recorded in the accounts reduces shareholders funds and will reduce the future depreciation charge by approximately £17 million per annum. This impairment charge has no impact on the Group's liquidity position or its loan covenants. The net loss for the year after the impairment charge was £1,334 million.

Cash Flow Statement	*2003*	*2002*
£ million	Actual	Reported
Exchange rate £/€	1.419	1.537
Net cash flow from operations	315	348
Capital expenditure (net)	(25)	(41)
Cash flow after capital expenditure	**290**	**307**
Net interest paid in cash	(278)	(248)
Net increase in financial assets	(1)	-
Net receipts from exchange rate hedging	-	2
Net receipts from financial operations	20	9
Net cash flow from change in financial assets & liabilities	(67)	10
Net equity receipts	-	1
(Decrease) / increase in cash balances	**(36)**	**81**
Interest cover before capital expenditure	98%	116%
Interest cover after capital expenditure	90%	102%

Cash flow and interest cover

Cash flow from operating activities was £315 million in 2003. The majority of the reduction compared to 2002 was due to lower Shuttle revenues, with the balance accounted for by exchange rate and working capital movements.

Net capital expenditure fell from £41 million in 2002 to £25 million in 2003, resulting in net cash flow from operating activities after capital expenditure of £290 million.

Interest cover after capital expenditure (which measures cash flow after capital expenditure as a proportion of the net interest charge due) was 90%. This compares with the 2002 result of 102%, which included a non-recurring

Financial operations

Eurotunnel's £6.4 billion debt carries an average interest rate of 4.9%. No debt repayments are due before 2006.

During 2003, three UK leasing companies were acquired, generating £25 million in cash. With this cash, together with the cash generated from similar transactions in 2002, Eurotunnel repurchased or repaid £155 million of debt. Interest charges were reduced by £5 million.

Strategic developments

Radical restructuring of the cross-Channel rail industry

Eurotunnel has made proposals to the UK and French Governments and its industry partners which seek to address the structural problems faced by the cross-Channel rail industry. These proposals are set out in a separate press release.

Rail freight traction service

Eurotunnel's request for an operator's licence in France is being considered by the French Transport Ministry and a decision is expected imminently. Starting in early 2005, Eurotunnel will haul trains between Bâle and Dollands Moor on a rail freight corridor linking Milan (Italy), Bâle (Switzerland), Metz (France, for connections to Germany and Eastern Europe), Dourges (France), and the Midlands. There is already significant interest from potential customers.

The service is expected to comprise five trains per week in each direction on this route from 2005, increasing to 30 trains per week in each direction by 2008.

The introduction of this new rail freight service via the Channel Tunnel will reduce journey times by up to one day compared to shipment across the North Sea, and have significant environmental benefits by shifting freight from road to rail. Eurotunnel is actively exploring other rail freight route opportunities.

Rail freight terminal

Eurotunnel has commenced work on an intermodal rail freight terminal, allowing continental gauge trains to access UK markets for the first time. FIRST (Folkestone International Rail Freight Services Terminal), which is expected to open in mid-2005, will be built alongside Eurotunnel's existing tracks on its Folkestone site. This will provide the only access to UK markets for larger continental rail vehicles.

The intermodal terminal will initially be able to handle up to four trains per day in each direction. It will be equipped to handle 'piggyback' trailers, high-cube swapbodies and containers on conventional flat wagons.

If traffic from these two initial projects develops as currently expected the net contribution would be around £13 million per annum, almost doubling the contribution compared to today's rail freight traffic levels. However, these services are also designed to stimulate interest in cross-Channel rail freight and encourage other operators to develop services. This would further increase the overall contribution of rail freight.

Concluding, Charles Mackay, Chairman of the Joint Board, said:

"Although commentators are increasingly more optimistic about the overall economic prospects for 2004, there are still no signs of improvement in the cross-Channel market. The market remains depressed and price competition is fierce. At this point it is therefore difficult to predict when our shuttle business will pick up again.

"We have put forward proposals to address the current structural problems of the cross-Channel rail industry. It took courage, imagination and real political will to build the Channel Tunnel. We need a little more of each to finally get the most out of one of the great engineering triumphs of the 20th century."

\- END -

Notes to editors:

1) The message to shareholders from the Chairman of the Joint Board and the Chief Executive is attached.
2) The summary Eurotunnel Group Combined Accounts and the financial analysis are attached.
3) A conference call for UK news wires will be held at 0730 (UK time) today. Tel: + 44 (0) 20 7784 1017. A replay of the call will be available on tel: + 44 (0) 20 7784 1024 (Code: 487653).
4) A conference call for UK/US analysts will be held at 1300 (UK time) today. From the UK tel: + 44 (0) 20 7784 1017. From the US tel: + 1 718 354 1158. A replay of the call will be available from the UK on + 44 (0) 20 7784 1024, and from the US on + 1 718 354 1112 (Code: 334366).
5) An interview with Richard Shirrefs, Chief Executive, in video/audio and text format will be available from 0800 (UK time) today on www.eurotunnel.com.

Media enquiries:

Kevin Charles, Eurotunnel, tel: + 44 (0) 1303 288728
Giles Croot, Brunswick Group, tel: + 44 (0) 20 7404 5959

Investor enquiries:

Xavier Clément, Eurotunnel, tel: + 33 1 55 27 36 27

News release no. 875

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. It is market leader for cross-Channel travel. Eurotunnel also earns toll revenue from other train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

MESSAGE TO SHAREHOLDERS FROM THE CHAIRMAN OF THE JOINT BOARD AND THE CHIEF EXECUTIVE

Strategy unfolding

A difficult environment

Having made good progress until 2002, the Group was hard hit in 2003 by the economic climate and the international political situation, which were particularly unfavourable to the tourism and transport sectors. The ferries, faced with a depressed market and excess capacity, adopted a pricing policy that impacted on average market yields and therefore on the income generated by our primary shuttle business. This more than cancelled out the increased volumes on our truck shuttle service.

In spite of this difficult environment, the outstanding quality of our services enabled us to strengthen our position in the market. The sustained effort we have put into increasing productivity allowed us to hold operating costs stable. We were therefore able to limit the reduction in operating profit to 18%, which at £170 million is still at a very profitable 30% of our operating revenues of £566 million (down 5%).

The net loss before impairment charge is limited to £34 million thanks to an exceptional profit of £115 million from financial operations. We have recorded an impairment charge of £1 300 million as explained in the financial analysis. This impairment charge does not impact on the Group's cash position or loan agreements, and reduces the annual depreciation charge by approximately £17 million from 2004.

During the year, we reduced our debt by a further £155 million, bringing the total reduction of debt since the financial restructuring of 1998 to £1.2 billion. The average interest rate, at 4.9%, is very low and no loans fall due before 2006.

Although commentators are increasingly more optimistic about the overall economic prospects for 2004, there are still no signs of improvement in the cross-Channel market. The market remains depressed and price competition is fierce. At this point it is therefore difficult to predict when our shuttle business will pick up again.

Strategic progress

At the last Annual General Meetings, we presented three new strategic directions for the next few years to reinforce the existing strategy of developing shuttle revenues, controlling costs and reducing debt. The new strategic initiatives focused on becoming a driving force for rail freight development, acting as a dynamic partner in regional development, and instigating proposals to restructure the cross-Channel rail industry.

We made considerable progress in all three areas in 2003.

As far as **rail freight** is concerned, our operator's licence will enable us to launch a new cross-Channel service. From early 2005, Eurotunnel will be able to run trains between Basle in Switzerland and Dollands Moor near Ashford in Kent. This is the key sector of the freight corridor linking Milan, Basle, Metz (for connections to Germany and Eastern Europe), Dourges (near Lille) and the industrial and commercial centres of the United Kingdom. Several potential customers have already shown their interest in this service.

In addition, we are starting construction of an intermodal freight platform at our Folkestone terminal, which will for the first time allow standard Continental gauge goods trains to access the British market. This new terminal should be operational by 2005; this will then be the only point of entry to the United Kingdom for Continental wagons of this gauge.

If the traffic resulting from these two projects develops as we envisage, we can expect the contribution of our rail freight business to double. Moreover, these new services should spark off interest in cross-Channel rail freight and encourage other operators to use the Tunnel.

As an active partner in **regional development**, we are working with local authorities to promote and implement all the economic, cultural and tourist-related initiatives that are likely to increase the attractiveness of Kent and the Nord-Pas de Calais and therefore, in the long term, increase use of the Tunnel.

[illegible] of our strategy consists in finding solutions to the structural problems facing the

Galaxie Project

Eurotunnel has made proposals to the UK and French Governments and its industry partners which seek to address the structural problems faced by the cross-Channel rail industry.

The cross-Channel rail industry currently suffers from under-utilisation of expensive infrastructure, financial losses and conflicting contractual relationships. In particular the high level of access charges paid by rail companies for the use of the Channel Tunnel is holding back traffic growth. Eurotunnel's current financial structure leaves it with no scope to reduce these charges unilaterally.

Eurotunnel has conducted a detailed analysis of the industry for over a year in order to identify solutions for the complex issues underlying the industry's difficulties. The key elements of any solution must include the alignment of the interests of the cross-Channel operators and clear incentives to increase traffic through the Tunnel, within a stable financial structure.

Eurotunnel is proposing to significantly reduce access rates for train operators in a manner which will align the incentives of the cross-Channel operators and reduce their costs. This should enable Eurostar to increase its traffic to existing destinations and would assist the introduction of new destinations such as Amsterdam. Lower Tunnel access rates will also considerably increase the size of the economically viable cross-Channel rail freight market. The reduced access rates should therefore be partly compensated for by increased traffic.

To achieve these access charge reductions, Eurotunnel requires a more stable financial structure, which would involve a significant reduction in the amount of its debt and interest payments, as well as an extension of debt maturities. Eurotunnel and its advisers have developed a series of detailed proposals to meet these objectives. Eurotunnel now expects constructive engagement with its industrial and financial partners.

Eurotunnel is seeking to reach agreement in principle during 2004 with implementation in 2005. However, the issues are complex and there can be no assurance as to the eventual outcome at this stage.

* * * * *

Ten years after the opening of the Tunnel, it is clear that our structural problems, which are due to the strictly private-sector funding of the project, an excessively high debt level and insufficient rail traffic, cannot easily be resolved without a comprehensive and innovative approach to the problems faced by all the stakeholders of the cross-Channel rail industry.

The Galaxie project gives our shareholders realistic hope of seeing Eurotunnel emerge from its financial difficulties once and for all. By contrast, the unrealistic and often mutually contradictory ideas put forward by certain dissident shareholders do not represent a strategic solution for the future of the company and carry a serious risk that shareholders lose all the value of their investment.

Getting the Tunnel built required courage, imagination and real political will. Today, we need a little more of each of these, plus the support of all concerned – our shareholders and employees, our industrial partners and the authorities - to turn the greatest civil engineering project of the 20th century into a profitable investment.

Charles Mackay	Richard Shirrefs
Chairman of the Joint Board	Chief Executive

SUMMARY EUROTUNNEL GROUP COMBINED ACCOUNTS

Balance Sheet		
	31 DECEMBER 2003	31 DECEMBER 2002
	£'000	£'000
ASSETS		
TANGIBLE FIXED ASSETS		
Concession fixed assets	7,424,826	8,829,951
Other fixed assets	2,032	3,031
Total tangible fixed assets	**7,426,858**	**8,832,982**
FINANCIAL FIXED ASSETS		
Shares	1,165	100
Others	16,040	15,448
Total fixed assets	**7,444,063**	**8,848,530**
Stocks	8,830	13,853
Trade debtors	46,062	47,517
Other debtors	14,258	12,854
Other financial debtors	541,666	630,426
Investments and liquid funds	212,206	241,528
Total current assets	**823,022**	**946,178**
Prepaid expenses	52,592	43,080
Total assets	**8,319,677**	**9,837,788**
SHAREHOLDERS' FUNDS AND LIABILITIES		
Issued share capital	285,398	264,160
Share premium account	2,368,387	2,126,706
Other reserve	3,483	3,483
Profit and loss account reserve	(300,872)	(603,359)
(Loss) / profit for the year	(1,334,225)	302,487
Exchange adjustment reserve	77,016	325,848
Total shareholders' funds	**1,099,187**	**2,419,325**
Provisions	**99,508**	**86,393**
Loan notes	950,646	1,091,628
Loans	5,289,297	5,273,400
Accrued interest	124,922	127,637
Overdrafts	-	8
Other financial creditors	541,666	630,426
Other creditors	191,767	184,768
Total creditors	**7,098,298**	**7,307,867**
Deferred income	22,684	24,203
Total shareholders' funds and liabilities	**8,319,677**	**9,837,788**

Profit and Loss Account		
	YEAR ENDED	YEAR ENDED
	31 DECEMBER 2003	31 DECEMBER 2002
	£'000	£'000
TURNOVER		
Turnover and other operating income	566,376	570,198
Other income	17,568	10,948
Total turnover	**583,944**	**581,146**
OPERATING EXPENDITURE		
Materials and services (net)	162,329	144,433
Staff costs	104,720	102,030
Depreciation	124,173	119,149
Provisions	21,616	20,679
Other operating charges	1,322	680
Total operating expenditure	**414,160**	**386,971**
Operating profit	**169,784**	**194,175**
FINANCIAL INCOME		
Interest receivable and similar income	41,327	17,420
Profit on disposal of investments	408	593
Exchange differences	1,270	4,529
Total financial income	**43,005**	**22,542**
FINANCIAL CHARGES		
Interest payable and similar charges	359,490	316,991
Exchange differences	2,653	25,499
Total financial charges	**362,143**	**342,490**
Financial result	**(319,138)**	**(319,948)**
Exceptional result *	**(1,184,847)**	**428,289**
Taxation	**24**	**29**
RESULT		
(Loss) / profit for the year	**(1,334,225)**	**302,487**
(Loss) / earnings per Unit	(56.5p)	13.6p
Fully diluted (loss) / earnings per Unit	** (53.3p)	13.1p
* Including an exceptional impairment of £1.3 billion.		
** Including Stabilisation Note conversion, and excluding consequences of future financial restructuring.		

Cash Flow Statement		
	YEAR ENDED	YEAR ENDED
	31 DECEMBER 2003	31 DECEMBER 2002
	£'000	£'000
Net cash inflow from operating activities	314,304	348,059
Taxation	(24)	(29)
Returns on investments and servicing of finance	(277,878)	(245,567)
Capital expenditure	(24,717)	(41,118)
Other non-operating cash flows	20,391	8,641
Cash inflow before financing	**32,076**	**69,986**
Financing	**(68,100)**	**11,340**
(Decrease) / increase in cash in the period	**(36,024)**	**81,326**

Notes

1. The Summary Balance Sheet, Profit and Loss Account and Cash Flow Statement are extracted from the Annual Report of Eurotunnel which was approved by the Board on 8 February 2004.

2. The Group Balance Sheet, Profit and Loss Account and Cash Flow Statement consist of the combination of the consolidated accounts of Eurotunnel plc together with Eurotunnel SA and its subsidiaries, applying exchange rates as described in the Annual Report and Accounts. The accounts have been prepared in accordance with the accounting principles applicable in France, under the historical cost convention and on the going concern basis. The accounting principles and bases of calculation used for the interim accounts are identical to those used for the Group's full accounts for the year ended 31 December 2003.

3. The valuation of the Group's assets has been carried out in accordance with IAS36 (equivalent to FRS11 in the United Kingdom), which compares the net book value of the assets to the value of the discounted future operating cash flows.

The application of this standard at 31 December 2003, on the basis of the assumptions described below, gives rise to a value in use £1.3 billion lower than the net book value of the assets. This value in use corresponds to an implicit discount rate of 7%. As a result an impairment charge of £1.3 billion has been recorded in the accounts.

4. Eurotunnel owns nine leasing companies in the UK which had a total outstanding debt at 31 December 2003 of £542 million. This debt is fully secured on lease receivables due to the companies. During the year, the interest receivable and similar income due to the leasing transactions amount to £36 million. This is matched by an equivalent amount in interest payable.

5. (Loss) / earnings per Unit

	2003	**2002**
	(p)	**(p)**
Basic	(56.5)	13.6
Pre-exceptional result	(6.3)	(5.7)
Fully diluted	* (53.3)	13.1

* Including Stabilisation Note conversion, and excluding consequences of future financial restructuring.

The basic loss per Unit for the year is calculated using the weighted average number of Units in issue during the year of 2,363,089,041 (2002: 2,216,918,185) and the loss for the year of £1,334,225,000 (2002 profit: £302,487,000).

The pre-exceptional loss per Unit is calculated using the above weighted average number of Units in issue, but using the loss of £149,378,000 (2002 loss: £125,802,000) before crediting the exceptional loss of £1,184,847,000 (2002 profit: £428,289,000).

The fully diluted loss per Unit for the year, excluding consequences of future financial restructuring, is calculated using the fully diluted number of Units including stabilisation notes conversion of 2,503,070,356 (2002: 2,400,114,202) and the adjusted loss for the year of £1,334,225,000 (2002 profit: £313,589,000).

6. The Eurotunnel Group accounts comply with French generally accepted accounting principles ("GAAP") which differ in certain aspects from UK GAAP. The significant differences, which affect the profit before taxation and shareholders' funds and are described in detail in note 22 of the Group's full accounts for the year ended 31 December 2003, arise in the treatment of the consolidation of quasi-subsidiaries and of equity issue costs. Had the Combined Accounts been prepared under UK GAAP, profit before tax would have decreased by £3 million (2002 : increase of £1 million) and shareholders' funds at 31 December 2003 would have increased by £77 million (2002 : increase of £80 million).

7. The Auditors and Commissaires aux Comptes have reported on the Combined Accounts. Their report was not qualified, but contained two matters of emphasis, one on going concern and one on asset valuation.

FINANCIAL ANALYSIS

Financial results

Weak market conditions and a difficult competitive environment during 2003 have led to lower Shuttle yields and revenues despite higher truck volumes. Operating revenue was 5% lower than 2002 at £566 million. Operating costs were held stable. The operating profit was £170 million. Interest charges, which averaged 4.9%, were £7 million higher compared to the 2002 figure which benefited from a £17 million non-recurring reduction. The underlying loss for 2003 was £148 million. A £115m exceptional profit was generated from financial operations. The net result was a £34 million loss before an impairment charge of £1.3 billion arising from the application of IAS36 (equivalent to FRS11) at 31 December 2003.

To make a valid comparison between 2003 and 2002 in both sterling and euros, the operating results for 2002 have been restated at the exchange rate used for the 2003 results (£1=€1.435) as set out in the table below.

Profit and Loss Account	*2003*	*2002*	*2003/2002*	*2002*
£ million	Actual	Restated	% Change	Reported
Exchange rate £/€	1.435	1.435		1.573
Shuttle Services	309	349	-11%	333
Railways	232	227	+2%	217
Transport activities	**541**	**576**	-6%	**550**
Non-transport activities	25	21	+20%	20
Operating revenue	**566**	**597**	-5%	**570**
Other income	18	12		11
Total turnover	**584**	**609**	-4%	**581**
Cost of sales	(9)	(2)		
Operating costs	(259)	(259)	0%	(247)
Operating margin	**316**	**348**	-9%	**334**
Depreciation and provisions	(146)	(141)		(140)
Operating profit	**170**	**207**	-18%	**194**
Interest	(318)	(311)		(299)
Underlying loss	**(148)**			**(105)**
Exchange losses	(1)			(21)
Exceptional profit	115			428
Net loss before impairment charge	**(34)**			**302**
Impairment charge	(1300)			
Net loss after impairment charge	**(1334)**			

Turnover

Operating revenue fell by 5% to £566 million. Revenue from Shuttle Services fell by 11% to £309 million at constant exchange rates, principally due to the impact of lower average yields from the truck and car businesses which offset increased carryings in the truck business. Railways revenue increased slightly to £232 million as a result of inflation, and remains protected until November 2006 by payments under the provisions of the Minimum Usage Charge in the Railway Usage Contract. The Minimum Usage Charge payment accounted for £77 million of the total Railways revenues in 2003.

Revenue of £25 million was generated from non-transport activities in 2003, including retail and telecoms revenues and proceeds of £7 million from the sale of land in the UK.

Other income of £18 million largely comprises the release of provisions for large scale maintenance. The

At £584 million, total turnover for the year was 4% lower than 2002.

Operating profit

The operating profit of £170 million was down 18%. Operating costs were stable at £259 million, with increases in insurance premiums and maintenance costs relating to the mid-life refit of the Shuttle fleet offset by cost reductions including energy costs. The increase in cost of sales reflects the value of land stocks disposed of during the year.

At £146 million, depreciation and provisions increased by £5m compared to 2002 as a result of higher Tunnel depreciation charges.

Interest charges

Net interest costs in 2003 were £318 million, reflecting an average interest rate of 4.9%. The increase compared to 2002 reflects a £17 million non-recurring reduction to 2002 interest charges as a result of financial operations concluded during that year. The reduction in 2003 interest charges resulting from debt repurchases contributed to an underlying improvement of £10 million in interest charges in 2003 compared to 2002.

Net result

The net result before impairment charge was a loss of £34 million.

The exceptional profit for the period of £115 million comprised the profit arising from three UK leasing company acquisitions, and the profit generated from the repurchase of debt at a substantial discount to face value with the cash proceeds of such transactions.

Impairment charge

The valuation of the Group's assets has been carried out in accordance with IAS36 (equivalent to FRS11) which compares the net book value of assets with the discounted future value of cash flows. The result of this valuation is an impairment charge of £1.3 billion. This non-cash item has been recorded in the profit and loss account and reduces shareholders funds at 31 December 2003 by the same amount. This impairment charge has no impact on the Group's liquidity position or its loan covenants.

The net loss of £1,334 million for the year after impairment charge compared to a profit of £302 million in 2002.

Cash Flow Statement	*2003*	*2002*
£ million	Actual	Reported
Exchange rate £/€	1.419	1.537
Net cash flow from operations	315	348
Capital expenditure (net)	(25)	(41)
Cash flow after capital expenditure	**290**	**307**
Net interest paid in cash	(278)	(248)
Net increase in financial assets	(1)	-
Net receipts from exchange rate hedging	-	2
Net receipts from financial operations	20	9
Net cash flow from change in financial assets & liabilities	(67)	10
Net equity receipts	-	1
(Decrease) / increase in cash balances	**(36)**	**81**

Cash flow and interest cover

Cash flow from operating activities was £315 million in 2003. The majority of the reduction, compared to 2002 was due to lower Shuttle revenues, with the balance accounted for by exchange rate movements and working capital movements.

Net capital expenditure fell from £41 million in 2002 to £25 million in 2003 resulting in net cash flow from operating activities after capital expenditure of £290 million.

Interest cover after capital expenditure (which measures cash flow after capital expenditure as a proportion of the net interest charge due) was 90%. This compares with the 2002 result of 102% which included a non-recurring benefit of £17 million from financial operations

The £20 million net receipts from financial operations result from the UK leasing company transactions. The £67 million change in financial assets and liabilities reflects cash spent on debt repurchases in 2003.

Financing

Eurotunnel's funding falls into three main parts – Core Debt, a Buffer Zone, and equity.

The Core Debt totalling £4.9 billion comprises £0.4 billion of Senior and 4th Tranche Debt, £3.3 billion of Junior Debt and £0.7 billion of Tier 1A Debt, and £0.5 billion of Resettable Advances.

No debt repayments are due before 2006. Junior Debt repayments are scheduled to commence in 2007 with a repayment of £33 million.

The Buffer Zone of £1.5 billion includes £508 million drawings under the Stabilisation Facility, which is available to meet interest payments which cannot be paid in cash during 2004 and 2005. The Stabilisation Advances carry 0% interest until 2006. Eurotunnel is able to convert the Stabilisation Advances[1] outstanding at the end of 2005 into shares in order to assist the Company in managing its financial position following the end of the Stabilisation Period. In view of the current outlook and the attractive terms of conversion, the Group expects to recommend to shareholders the conversion of all these Advances although the final decision does not need to be taken until 2005. This zone also includes the Participating Loan Notes (PLN) which carry 1% fixed interest until 2006.

The third part of the financing structure is the Shareholders' funds, which at 31 December 2003 totalled £1.1 billion after the impairment charge. On 31 December 2003, the outstanding Equity Notes were redeemed by the issue of 1.01 new Eurotunnel Units for each Note held. As a result, a total of 183,134,565 new Eurotunnel Units were issued, representing approximately 7.75% of the existing issued ordinary share capital of Eurotunnel. The new Units, which have the same rights as the Units currently in issue, were admitted to listing and trading in London, Paris and Brussels.

Financing at 31 December 2003		
(£ billion)	TOTAL DEBT 6.4	
Senior Debt	0.4	Core debt
Junior Debt Tier 1A Resettable Advances	4.5	
Stabilisation Facility	1.5	Buffer zone
Participating Loan Notes		
Accrued interest		
Shareholders' Funds	1.1	Equity

Financial operations

During 2003, Eurotunnel acquired three UK leasing companies, generating £25 million cash for debt reduction. With these proceeds, and the proceeds remaining from last year's leasing transactions, Eurotunnel repurchased or repaid £155 million of debt reducing interest charges by approximately £5 million per annum.

Financial situation

2003 saw a significant decline in revenues due largely to lower yields, as operators sought to maintain volumes in markets where growth had slowed significantly.

Eurotunnel is actively exploring how the fundamental structural problems in the cross-Channel rail industry can be addressed. This would involve the realignment of incentives of the parties concerned and changes to the financial structure of the cross-Channel rail industry necessary to further develop rail freight and passenger rail traffic.

This project, which aims to improve the financial position of the Group by putting in place a stable financial structure for the benefit of the shareholders, has not been reflected in the December 2003 accounts, in particular in the calculation of the valuation of the Group's fixed assets.

The implications of the financial projections, which reflect the 2003 result and current perspectives of the Group, are as follows:

LIQUIDITY POSITION

Eurotunnel's liquidity position remains solid until the end of 2005, as interest which cannot be paid in cash can be settled by way of Stabilisation Advances which bear no interest until 2006.

As stated above the Group now expects to recommend to shareholders the conversion of all these Stabilisation Advances into Units, although the final decision does not need to be taken until 2005.

UNCERTAINTIES

Going concern basis

The going concern assumption depends on the Group's ability to put in place a refinancing plan or, if not, to obtain an agreement with the lenders under the existing Credit Agreements prior to 2007.

Asset value

The valuation of the Group's assets has been carried out in accordance with IAS36 (equivalent to FRS11 in the United Kingdom), which compares the net book value of the assets to the value of the discounted future operating cash flows.

The application of this standard at 31 December 2003, on the basis of the assumptions described below, gives rise to a value in use £1.3 billion lower than the net book value of the assets. This value in use corresponds to an implicit discount rate of 7.0%. As a result, an impairment charge of £1.3 billion has been recorded in the accounts.

The impairment charge recorded in the accounts reduces shareholder funds at 31 December 2003 and will reduce the future depreciation charge by approximately £17 million per annum.

The increase in the implicit discount rate (7.0%) compared to 2002 (6.0%) reflects lower projected cash flows in the light of the 2003 results and the consequences of these lower projected cash flows on the sustainable level of debt, together with higher market interest rates.

The implicit discount rate has been derived in accordance with the standard using the Adjusted Present Value (APV) methodology on the basis of the Group constituting a single income generating unit. This methodology requires assumptions to be made for both the operating cash flows and future level of debt of the Group over the life of the Concession as well as for the market interest rate.

... the context of the going concern uncertainty and on the basis of operating

Within the assumption of no changes to existing contracts, all other things being equal, other foreseeable levels of debt would not lead to an implicit discount rate of greater than 7.5%.

Relatively small changes in the assumptions used would lead to material changes in the value in use. A variation of 0.1% in the implicit discount rate corresponds to a change in the value in use of the assets of approximately £160 million.

1.	**Based on the £508 million Stabilisation Advances that were outstanding on 31 December 2003, such conversion would lead to the creation of 426 million new Units at a fixed conversion rate of £1.19 (at a sterling/euro exchange of €1.419). This would represent 14% of the total number of shares in issue following conversion of the equity notes at the end of the year. This would reduce interest charges by approximately £28 million per annum from 2006. Fully diluted share capital on the above basis would be 2,972 million Units.**